Exhibit 16(a)(4)(h1)

Voya Retirement Insurance and Annuity Company

ENDORSEMENT

The Contract, which includes any riders, endorsements, and other attachments to the Contract, is hereby endorsed as of the Effective Date of this Endorsement.  To the extent there is a conflict between the provisions of this Endorsement and the Contract, the provisions of this Endorsement shall control.  Any capitalized terms not defined in this Endorsement but defined in the Contract shall have the meaning given to them in the Contract.

1.	Definitions

Any reference to "Purchase Payments" in this Endorsement includes references to "Net Purchase Payments", "deposits", "Net Deposits", or "Contributions", for those contracts being endorsed that use such terminology.

Any reference to "Contract Holder" in this Endorsement includes references to "Owner" for those contracts being endorsed that use such terminology.

To the extent the Contract being endorsed refers to "General Account" rather than "Fixed Account", any reference to "Fixed Account" in this Endorsement means "General Account" as well.

2.	Addition of a Fixed Account

An additional fixed account, hereinafter referred to as "[Fixed Account A]", is added to the Contract. [Fixed Account A] is an accumulation option available under the Contract with a guaranteed minimum interest rate of [0% - 1%].  [Fixed Account A] is an obligation of our General Account.

On any Purchase Payments made to [Fixed Account A], the Company will add interest daily at an annual rate that is no less than the guaranteed minimum interest rate applicable to [Fixed Account A].

The interest rate to be credited to the amounts allocated to [Fixed Account A] may be changed at any time, except that any interest rate to be credited following a rate change initiated solely by the Company will be guaranteed to remain in effect until the last day of the three month period measured from the first day of the month such change was made.

3.	Additional Services

The Company and the Contract Holder may agree in writing to have additional services provided to the Plan by the Company or its licensed representatives. If such additional services are applicable, the cost of such additional services may be assessed against the [Fixed Account A] to the same extent they may be assessed against the Fixed Account.

4.	Purchase Payments

The following is added to the Purchase Payments provision of the Contract:

The Fixed Account is no longer an available Investment Option under the Contract.  The Fixed Account is closed to any type of allocations or Purchase Payments, regardless of whether recurring, non-recurring, transfers, rollovers, exchanges, reallocations, or otherwise, or referred to as Net Purchase Payments, Contributions, Net Contributions, investments or re-investments, and therefore such allocations or Purchase Payments will be automatically re-directed to the [Fixed Account A].

Allocations or Purchase Payments to the [Fixed Account A] are permitted to the same extent allocations or Purchase Payments to the Fixed Account were permitted prior to the Effective Date of this Endorsement.  Any reference to allocations or Purchase Payments to the Fixed Account shall mean allocations or Purchase Payments to the [Fixed Account A].

5.	Experience Credits

Experience credits, if any, may apply to [Fixed Account A] to the same extent they may apply to the Fixed Account.

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6.	Current Value

The [Fixed Account A], including any interest added thereon, is also included in the calculation of the Current Value.

7.	Investment Allocation

Net Purchase Payments may be allocated among available Investment Options.  For the avoidance of doubt, [Fixed Account A] is an available Investment Option, but the Fixed Account is no longer an available Investment Option, and therefore no longer available for crediting or investment allocation purposes.

8.	Notices

The annual notice required to be provided to the Contract Holder and the Participants, as applicable, will include the value of any amounts held in the [Fixed Account A].

9.	Transfers

Transfers are no longer permitted to the Fixed Account.

The same restrictions applicable to Transfers from the Fixed Account apply to the [Fixed Account A] as well, including Equity Wash Restrictions.

Unless we agree otherwise, any request for transfers from general account assets will be transferred first from the Fixed Account until no amounts remain in the Fixed Account, and then from the [Fixed Account A].

10.	Systematic Allocation

Systematic Allocations may not be made from, or to, the [Fixed Account A] to the same extent they may not be made from, or to, the Fixed Account.

11.	Payment of Surrender Value

The "Payment of Surrender Value" provisions of the Contract are modified as follows:

At the time of a Participant or Contract Holder full or partial Surrender request, the Current Value will be adjusted by the following items in the order presented:

(a)	the Fixed Account MVA;

(b)	the Market Value Adjustment applicable to the [Fixed Account A];

(c)	the GAA MVA;

(d)	Participant Account Charge; and

(e)	TAB Recovery Percentage.

Unless we agree otherwise, any request for benefit payments, full and partial withdrawals, full and partial Surrenders, transfers, or any loans from general account assets, regardless of whether to be withdrawn on a pro rata basis or as specified by the Contract Holder or Participant, as applicable, shall be withdrawn first from the Fixed Account until no amounts remain in the Fixed Account, and then from the [Fixed Account A].

Under certain emergency conditions, the Company may defer payment from the Fixed Account, [Fixed Account A], or General Account:

(a)	For a period of up to 6 months (unless not allowed by state law); or

(b)	As provided by federal law.

12.	Payment of Fixed Account and [Fixed Account A] Surrender Value:

The Company will pay an unadjusted lump sum from the Fixed Account or [Fixed Account A] for the purpose of paying a Benefit, where the withdrawal is made proportionately (subject to the terms specified in paragraph 11 above) from any of the available investment options.

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Any restrictions on payment of the Fixed Account Surrender Value (including any payments over a period of time or application of a market value adjustment to a lump sum payment) apply to payment of the [Fixed Account A] Surrender Value as well, under the following circumstances:

(a)	when Benefits payable from the Fixed Account or [Fixed Account A] are not withdrawn proportionately;

(b)	on all Surrenders from the Fixed Account or [Fixed Account A]; and

(c)	on all withdrawals initiated by the Contract Holder for the purpose of

(i)	terminating the Contract, or
(ii)	removing the Fixed Account or [Fixed Account A] as an Investment Option for existing and/or future Participants in the Plan.

When applying such restrictions to the [Fixed Account A], in no event will interest credited on amounts paid from the [Fixed Account A] be less than 1%, and the amount of the withdrawal will be subject to a Market Value Adjustment as determined in the Market Value Adjustment provision of this Endorsement (below).

13.	Market Value Adjustment

Application of a market value adjustment ("MVA"), if any, applies to the [Fixed Account A] to the same extent it applies to the Fixed Account. Subject to the Change of Contract provision, the MVA formula applicable to the [Fixed Account A] is calculated as follows:

MVA = Minimum	(	(P1 + P2 + ... + Pn) n	,1)

Where:	n

equals the number of months, truncated to the nearest whole number, defined as adjacent 30 day periods ending with the end of the month prior to the Valuation Date (for market value adjustment purposes) of Surrender, between the Valuation Date of Surrender and the date of the first Purchase Payment or transfer to the [Fixed Account A], not to exceed [120].

Pt	equals (1 + mt)(1 + mt+1) … (1 + mn)

mt	is the monthly price return for month t of the weighted average of certain Barclays Fixed Income Indices as defined below (if unavailable a similar service will be utilized).
t = 1	represents the 30 day period which is n periods prior to the Valuation Date of Surrender, and
t = 2	represents the 30 day period which is n-1 periods prior to the Valuation Date of Surrender, and
t = n	represents the 30 day period ending the end of the month immediately prior to the Valuation Date of Surrender.

Customized Index Composition

Index	Customized Index Percentage

[Barclays US Corporate Investment Grade Index Barclays US Mortgage Backed Securities Index Barclays CMBS: ERISA Eligible Index Barclays Asset Backed Securities Index]	[50% 20% 25% 5%]

14.	Guaranteed Accumulation Account ("GAA")

The provisions of the Contract regarding the Guaranteed Accumulation Account ("GAA"), if applicable, are modified as follows:

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The Company may stop accepting allocations or Purchase Payments to the Terms of the GAA at any time upon 30 days' written notice to the Contract Holder. The discontinuance of the Terms of the GAA for new allocations shall apply to both new and in force Participants, unless the notice specifies otherwise. Unless we receive alternative allocation instructions, amounts directed to, or to be reinvested in, the Terms of the GAA after the date on which allocations are no longer accepted will be automatically allocated among the other available Investment Options according to the most recent allocation instructions we have on file.  If the most recent allocation instructions we have on file do not include any other available Investment Options, we must be provided with alternative allocation instructions.

All Purchase Payments allocated to a GAA guaranteed term earn a rate of interest which we determine and which is guaranteed when the Purchase Payment remains in the guaranteed term until the Maturity Date.  On and after the Effective Date of this Endorsement, the rate credited will never be less than 0%.  For guaranteed terms of one year or less, one guaranteed rate is credited for the full guaranteed term.  For longer guaranteed terms, we may credit an initial guaranteed interest rate from the date of deposit to the end of a specified period within the guaranteed term.  We may credit different interest rates for subsequent specified periods throughout the guaranteed term.

15.	Equity Wash Restrictions

Unless the Company allows otherwise, all transfers and withdrawals initiated by the Contract Holder or Participant, as applicable, from the [Fixed Account A] are subject to the Equity Wash Restrictions to the same extent transfers and withdrawals initiated by the Contract Holder or Participant, as applicable, from the Fixed Account are subject to the Equity Wash Restrictions.  For the avoidance of doubt, the [Fixed Account A] is not a Competing Investment Option for purposes of applying Equity Wash Restrictions.

16.	Restrictions and Limits

The Company has the right to impose new or different restrictions and limits applicable to Transfers, partial Surrenders, full Surrenders, or Equity Wash, including (i) administering differences between the Fixed Account and [Fixed Account A], (ii) waiving such restrictions or limits altogether on either the Fixed Account, [Fixed Account A], or both, or (iii) prohibiting Transfers to the [Fixed Account A].

17.	Change of Contract

The Company has the right to change the MVA formula applicable to the [Fixed Account A] to the same extent it has the right to change the MVA formula applicable to the Fixed Account.  The Company has the right to limit availability of the [Fixed Account A] to the same extent it has the right to limit availability of the Fixed Account.  Any limitations on availability of the Fixed Account under the terms of the Contract apply to the [Fixed Account A] as well.

18.	Nonwaiver

Failure by the Company to exercise a right or reservation specified in the Contract or this endorsement, as applicable, shall not constitute a waiver of such right or such reservation at any subsequent time.

19.	Participant Independent Judgment

The Contract Holder or its agent(s) agrees that Participants will exercise their own independently determined judgments, without influence or direction by the Contract Holder, or such agent(s), in regard to their actions under the Plan. Upon request by the Company, the Contract Holder or its agent(s) will furnish us with copies of communications to Participants concerning the Plan. We reserve the right to treat any action under this Contract as non-Participant directed, if it appears from the circumstances that the Participants' actions were influenced by the Contract Holder or its agent(s).

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Effective Date

The effective date of this endorsement shall be the later of (1) the date this endorsement is accepted by a Contract Holder with an existing contract, or (2) the effective date of a newly issued Contract that contains this endorsement.

/s/Charles P. Nelson
President Voya Retirement Insurance and Annuity Company

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